Submission of Proposals to a Vote of Shareholders
The annual meeting of Fund shareholders was held on May 8, 2007.
Following is a summary of the proposals submitted to shareholders for vote at the meeting and votes cast:

Proposal
Common and Preferred shares
Election of Arthur G. Koumantzelis as trustee until the 2010 annual meeting.
Votes for 	Votes withheld		 Votes abstained
6,353,394 	   164,448 			0
Preferred shares
Election of Barry M. Portnoy as trustee until the 2010 annual meeting.
Votes for 	Votes withheld 		Votes abstained
1,980 		   18			       0

Proposal
Common and Preferred shares
Amendment to declaration of trust to explicitly provide that any shareholder that breaches the Funds declaration of trust or bylaws will indemnify and hold harmless the Fund (and, if applicable, any charitable trustee) from and against all costs, expenses, penalties, fines and other amounts, including attorneys and other professional fees, arising from the shareholders breach, together with interest on such amounts.
Votes for 	Votes against	 Votes abstained 	Broker Non-Vote
2,240,930 	202,129 	     59,015 		    4,015,688